UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                        SCHEDULE 13D


         Under the Securities Exchange Act of 1934


                 BEVsystems International, Inc.
                 ------------------------------
                        (Name of Issuer)

                          Common Stock
                 ------------------------------
                 (Title of Class of Securities)


                          088255 10 4
                        --------------
                        (CUSIP Number)

                      G. Robert Tatum III
              c/o BEVsystems International, Inc.
              501 Brickell Key Drive, Suite 407
                         Miami, FL 33151
    --------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

                        February 28, 2002
     -------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                           SCHEDULE 13D

CUSIP No.829322 30 4                                    Page 2 of 6 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON

    G. Robert Tatum III
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)      (b)
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3   SEC USE ONLY

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4   SOURCE OF FUNDS*

    00
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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NUMBER OF

SHARES               7     SOLE VOTING POWER

                           3,803,925
BENEFICIALLY         ----------------------------------------------------

OWNED BY             8     SHARED VOTING POWER

EACH                       2,535,807
                     ----------------------------------------------------
REPORTING

PERSON               9     SOLE DISPOSITIVE POWER

WITH                       3,803,925
                     ----------------------------------------------------

                     10    SHARED DISPOSITIVE POWER

                           2,535,807
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,139,486
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*


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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    15%
-------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON*

    IN
-------------------------------------------------------------------------

Item 1.  Security and Issuer

	This statement relates to the common stock of BEVsystems
International, Inc., a Colorado corporation ("BEVS").   The principal
executive office of BEVS is located at 501 Brickell Key Drive, Suite 407, Miami, FL 33151.

Item 2.  Identity and Background

	This Schedule is being filed by G. Robert Tatum III, the Chief Executive Officer and Director of BEVS. Mr. Tatum has served as the Chief Executive Officer of BEVS from February 25, 2002 through the present date. Prior to that time from January 2001 through the present date, Mr. Tatum served as the Chief Executive Officer and President of BEVsystems International, Ltd. ("BEV-Bermuda"), a Bermuda corporation, involved in the beverage industry. On February 28, 2002, BEVS acquired (the "Acquisition") all the issued and outstanding capital stock of BEV-Bermuda pursuant to an Acquisition Agreement (the "Purchase Agreement") dated January 15, 2002 by and among BEVS, formerly known as Aqua Clara Bottling & Distribution Corporation, Bev-Bermuda and certain shareholders of Bev-Bermuda, including Mr. Tatum.

	The business address for Mr. Tatum is 501 Brickell Key Drive, Suite 407, Miami, FL 33151. During the last five years, Mr. Tatum has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3.  Source and Amount of Funds or Other Consideration

	No funds were directly expended in the acquisition of the Shares. The Shares issued to Mr. Tatum were pursuant to the Purchase
Agreement.  Prior to the Acquisition, Mr. Tatum owned 250,000 shares of BEVS-Bermuda directly. Pursuant to the Acquisition Agreement, Mr. Tatum surrendered these shares in exchange for 418,450 shares of BEVS-
Nevada Shares directly.   Prior to the Acquisition, Mr. Tatum and his
wife owned 1,515,000 shares of BEVS-Bermuda directly. Pursuant to the Acquisition Agreement, Mr. Tatum and his wife surrendered these shares in exchange for 2,537,807 shares of BEVS.

	On May 22, 2002, the Board approved the issuance of 849,668 shares of BEVS common stock to Mr. Tatum. These shares will be registered on a Form S-8 registration statement. These shares were issued to honor certain obligations to Mr. Tatum under his employment agreement with BEVS.

	Prior to the Acquisition, Mr. Tatum, through Financial Partners Networks Corporation ("Financial Partners"), a Nevada corporation, purchased convertible debentures and warrants in a private offering of BEVS-Bermuda. Prior to the Acquisition, Financial Partners owned debentures in the face amount of $262,584, which could be converted into 795,455 shares of BEVS-Bermuda common stock and 439,513 warrants, which could be exercised at a price of $.33 per share for a period of three years to expire October 22, 2004. Prior to the Acquisition, Mr. Tatum and his wife also owned debentures in the face amount of $200,000 which could be converted into 606,060 shares of BEVS-Bermuda common stock and 243,463 warrants, which could be exercised at a price of $.33 per share for a period of three years to experire November 15, 2004. BEVS agreed to assume these debentures and the warrants as adjusted for the 1.6738 conversion ratio in the Acquisition. After the Acquisition, Financial Partners and Mr. Tatum and his wife owned debentures in the face amount of $62,584, which can be converted into an aggregate of 1,401,515 shares of BEVS common stock and warrants to purchase 682,976 shares of BEVS common stock.

	Prior to the Acquisition, Mr. Tatum owned options to purchase 150,000 shares of BEVS-Bermuda common stock at an exercise price of $.55 per share. These options were not vested at the time of the Acquisition; however, pursuant to change of control provisions in the option agreement, these options automatically vested when BEV-Bermuda
entered into the Acquisition Agreement.   BEVS agreed to assume the
Options as adjusted for the 1.6738 conversion ratio. Therefore, after the Acquisition, Mr. Tatum owned 251,070 options which are fully vested at an exercise price of $.33 per share. The options expire on November 30, 2004.

Item 4.  Purpose of Transaction

	In connection with the acquisition of BEVS-Bermuda, BEVS issued an aggregate of 30,432,410 shares of its common stock in exchange for all the issued and outstanding common stock of BEVS-Bermuda. The acquisition closed on February 28, 2002. However, one of the conditions precedent to the closing was that the Company effectuated a 1-for-10 reverse stock split.

	The Shares were acquired by Mr. Tatum in exchange for all of the common stock of BEVS-Bermuda held by Mr. Tatum and were acquired for investment purposes. Mr. Tatum will monitor his investment in BEVS-Bermuda and will determine the most appropriate action to take. The Shares were issued to Mr. Tatum in a private transaction pursuant to
Section 4(2) of the Securities Act of 1933, as amended and thus the resale of the Shares is restricted.

	Pursuant to the terms of the Acquisition Agreement, effective on the closing, all of the persons who were previously officers and directors of BEVS resigned (except E. Douglas Cifers). The directors who resigned were John Plunkett and Raymond McNamee. The new officers and directors of BEVS, as of May 22, 2002 are G. Robert Tatum III,
James D. Davidson and E. Douglas Cifers.

	Except as described in the preceding paragraphs, Mr. Tatum does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of BEVS or the disposition of securities of BEVS, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BEVS, (c) a sale or transfer of a material amount of assets of BEVS, (d) any change in the present board of directors or management of BEVS, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of BEVS, (f) any other material change in BEVS's business or corporate structure, (g) any changes in BEVS's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of BEVS by any person, (h) a class of securities of BEVS's to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of BEVS becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

	(A) Mr. Tatum is deemed to beneficially own 6,139,486 shares of BEVS's common stock, representing approximately 15% of BEVS's issued and outstanding common stock (based on 40,301,947 shares outstanding on May 30, 2002). This total includes

        - 1,268,118 shares held directly by Mr. Tatum,
        - 2,535,807 shares held jointly by Mr. Tatum and his wife,
        - 1,401,515 shares of common stock that Mr. Tatum can acquire if
he converts certain 	convertible debentures into shares of BEV-
International's common stock,
        - warrants to acquire 682,976 shares of the Company's common
stock, that are immediately 	exercisable;
        - options to acquire 251,070 shares of the Company's common stock that are immediately exercisable;

        (B) Mr. Tatum has sole voting and dispositive power over 3,803,925 shares of the BEVS's common stock. By virtue of his marital relationship, he is deemed to share voting and dispositive power of the 2,535,807 shares held jointly with his wife.

        (C) Except as set forth herein, Mr. Tatum has not effected any transactions in shares of the Company's common stock during the last sixty days.

        (D)  Not applicable.

        (E)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of BEVS to which Mr. Tatum or Financial Partners is a party.

Item 7.  Materials to be filed as Exhibits

	2.1 Agreement for Purchase and Sale of Stock dated January 15, 2001 by and among BevSystems International, Inc., formerly known as Aqua Clara Bottling & Distribution, Inc., Bevsystems International, Ltd. and all the shareholders of BevSystems. (incorporated by reference to Exhibit 10 in the Registrant's Report on Form 8-K filed with the SEC on February 20, 2002.)


SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/G. Robert Tatum, III
Date:   May 31, 2002                      ----------------------------
                                          G. Robert Tatum III


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